Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Fourth Quarter and Full Year of 2023 Unaudited Financial Results

•	A total of 9,394 hotels or 912,444 hotel rooms in operation as of December 31, 2023.

•	Hotel turnover[1] increased 55.0% year-over-year to RMB20.4 billion in the fourth quarter of 2023. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover increased 60.6% year-over-year in the fourth quarter of 2023 and increased 65.9% year-over-year for the full year of 2023.

•	Revenue increased 50.7% year-over-year to RMB5.6 billion (US$786 million)[2] in the fourth quarter of 2023, surpassing the revenue guidance previously announced of a 41% to 45% increase compared to the fourth quarter of 2022, and increased 57.9% year-over-year to RMB21.9 billion (US$3.1 billion) for the full year of 2023. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2023 was RMB4.4 billion, which increased 59.0% year-over-year, exceeding the revenue guidance previously announced of a 48% to 52% increase.

•	Net income attributable to H World Group Limited was RMB743 million (US$105 million) in the fourth quarter of 2023, compared with a net loss attributable to H World Group Limited of RMB124 million in the fourth quarter of 2022 and a net income attributable to H World Group Limited of RMB1.3 billion in the previous quarter. Net income attributable to H World Group Limited was RMB4.1 billion (US$575 million) for the full year of 2023, compared with a net loss attributable to H World Group Limited of RMB1.8 billion for the full year of 2022. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB827 million in the fourth quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB84 million in the fourth quarter of 2022 and a net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB1.4 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB4.4 billion for the full year of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB1.4 billion for the full year of 2022.

[1]	Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0999 on December 29, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	EBITDA (non-GAAP) in the fourth quarter of 2023 was RMB1.4 billion (US$191 million), compared with RMB529 million in the fourth quarter of 2022 and RMB2.1 billion in the previous quarter. EBITDA (non-GAAP) for the full year of 2023 was RMB6.8 billion (US$961 million), compared with RMB164 million for the full year of 2022.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.3 billion (US$178 million) in the fourth quarter of 2023, compared with RMB398 million in the fourth quarter of 2022 and RMB2.2 billion in the previous quarter. Adjusted EBITDA (non-GAAP) for the full year of 2023 was RMB6.9 billion (US$966 million), compared with RMB610 million for the full year of 2022.

•	Adjusted EBITDA is a segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.3 billion in the fourth quarter of 2023, compared with RMB397 million in the fourth quarter of 2022 and RMB2.1 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment was RMB6.8 billion for the full year of 2023, compared with RMB728 million for the full year of 2022.

•	For the first quarter of 2024, H World expects its revenue growth to be in the range of 12%-16% compared to the first quarter of 2023 or in the range of 11%-15% excluding DH.

•	For the full year of 2024, H World expects revenue growth to be in the range of 8%-12% compared to the full year of 2023, or in the range of 8%-12% excluding DH.

•	For the full year of 2024, H World expects to open around 1,800 hotels and close around 650 hotels.

Singapore/Shanghai, China, March 20, 2024 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

As of December 31, 2023, H World’s worldwide hotel network in operation totaled 9,394 hotels and 912,444 rooms, including 131 hotels from DH. During the fourth quarter of 2023, our Legacy-Huazhu business opened 460 hotels, including 4 leased and owned hotels, and 456 manachised and franchised hotels, and closed a total of 225 hotels, including 5 leased and owned hotels and 220 manachised and franchised hotels. As of December 31, 2023, H World had a total of 3,098 unopened hotels in the pipeline, including 3,061 hotels from the Legacy-Huazhu business and 37 hotels from the Legacy-DH business.

Legacy-Huazhu – Fourth Quarter and Full Year of 2023 Operational Highlights

As of December 31, 2023, Legacy-Huazhu had 9,263 hotels in operation, including 607 leased and owned hotels, and 8,656 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 885,630 hotel rooms in operation, including 86,691 rooms under the lease and ownership model, and 798,939 rooms under the manachise and franchise models. Legacy-Huazhu also had 3,061 unopened hotels in its pipeline, including 9 leased and owned hotels, and 3,052 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

• The ADR was RMB284 in the fourth quarter of 2023, compared with RMB240 in the fourth quarter of 2022, RMB324 in the previous quarter, and RMB232 in the fourth quarter of 2019.

• The occupancy rate for all the Legacy-Huazhu hotels in operation was 80.5% in the fourth quarter of 2023, compared with 66.2% in the fourth quarter of 2022, 85.9% in the previous quarter, and 82.2% in the fourth quarter of 2019.

• Blended RevPAR was RMB229 in the fourth quarter of 2023, compared with RMB159 in the fourth quarter of 2022, RMB278 in the previous quarter, and RMB191 in the fourth quarter of 2019.

• For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB230 in the fourth quarter of 2023, representing a 40.8% increase from RMB164 in the fourth quarter of 2022, with a 16.7% increase in same-hotel ADR and a 13.9 percentage-point increase in same-hotel occupancy rate.

Legacy-DH – Fourth Quarter and Full Year of 2023 Operational Highlights

As of December 31, 2023, Legacy-DH had 131 hotels in operation, including 84 leased hotels, and 47 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 26,814 hotel rooms in operation, including 16,303 rooms under the lease model, and 10,511 rooms under the manachise and franchise models. Legacy-DH also had 37 unopened hotels in the pipeline, including 21 leased hotels and 16 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR115 in the fourth quarter of 2023, compared with EUR122 in the fourth quarter of 2022 and EUR114 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 63.8% in the fourth quarter of 2023, compared with 59.3% in the fourth quarter of 2022 and 69.0% in the previous quarter.

• Blended RevPAR was EUR73 in the fourth quarter of 2023, compared with EUR72 in the fourth quarter of 2022 and EUR79 in the previous quarter.

Jin Hui, CEO of H World commented: “We finished the year with robust performance. Our Legacy-Huazhu’s 2023 RevPAR recovered to 122% of the 2019 level, driven by a strong demand for leisure travel and the continued recovery for business travel. While ADR growth was the key driver of the RevPAR recovery in 2023, the recovery of occupancy rate also improved sequentially throughout the year. Our ADR growth primarily reflected a combination of product mix change and product upgrades. Looking ahead, while continuing to execute our ‘Sustainable Growth Strategy' and carry through high-quality network expansion, we will put more emphasis on enhancing service quality and improving the guest experience to achieve 'Service Excellence'.”

“Regarding our business outside China, our Legacy-DH recorded 14.5% year-over-year RevPAR increase in 2023. Thanks to the continued business recovery and our cost control efforts, Legacy-DH achieved positive EBITDA for the full year of 2023. Looking into 2024, we aim to transform our Legacy-DH business to a more asset-light model, continue the focus on cost reduction and efficiency improvement, strengthen direct sales via H Reward global loyalty program, and seek growth opportunities in the Asia-Pacific (APAC) and the Middle East.”

Fourth Quarter and Full year of 2023 Unaudited Financial Results

(RMB in millions)	Q4 2022	Q3 2023	Q4 2023	2022FY	2023FY
Revenue:
Leased and owned hotels	2,450	3,878	3,453	9,148	13,796
Manachised and franchised hotels	1,158	2,268	2,016	4,405	7,694
Others	98	142	116	309	392
Total revenue	3,706	6,288	5,585	13,862	21,882

Revenue in the fourth quarter of 2023 was RMB5.6 billion (US$786 million), representing a 50.7% year-over-year increase and a sequential decrease of 11.2% due to seasonality effects. Revenue from the Legacy-Huazhu segment in the fourth quarter of 2023 was RMB4.4 billion, representing a 59.0% year-over-year increase and a 14.3% sequential decline. The 59.0% year-over-year increase exceeds the previously announced revenue guidance of a 48% to 52% increase, which was mainly supported by our continued product upgrades and operational optimization via our regional headquarters, as well as our enhanced sales capability. Revenue from the Legacy-DH segment in the fourth quarter of 2023 was RMB1.2 billion, representing a 26.6% year-over-year increase and a 2.2% sequential increase.

Revenue for the full year of 2023 was RMB21.9 billion (US$3.1 billion), representing an increase of 57.9% over the full year of 2022. Revenue from Legacy-Huazhu for the full year of 2023 was RMB17.4 billion, representing a 63.7% year-over-year increase. Revenue from the Legacy-DH segment for the full year of 2023 was RMB4.4 billion, representing a 38.6% year-over-year increase.

Revenue from leased and owned hotels in the fourth quarter of 2023 was RMB3.5 billion (US$486 million), representing a 40.9% year-over-year increase and an 11.0% sequential decrease. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the fourth quarter of 2023 was RMB2.3 billion, representing a 48.9% year-over-year increase. Revenue from leased and owned hotels from the Legacy-DH segment in the fourth quarter of 2023 was RMB1.2 billion, representing a 27.6% year-over-year increase.

For the full year of 2023, revenue from our leased and owned hotels was RMB13.8 billion (US$1.9 billion), representing a 50.8% year-over-year increase. Revenue from our Legacy-Huazhu leased and owned hotels for the full year of 2023 was RMB9.5 billion, representing a 57.1% year-over-year increase. Revenue from our Legacy-DH leased and owned hotels for the full year of 2023 was RMB4.3 billion, representing a 38.5% year-over-year increase.

Revenue from manachised and franchised hotels in the fourth quarter of 2023 was RMB2.0 billion (US$284 million), representing a 74.1% year-over-year increase and a 11.1% sequential decline. Revenue from our Legacy-Huazhu segment from manachised and franchised hotels in the fourth quarter of 2023 was RMB2.0 billion, representing a 76.3% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the fourth quarter of 2023 was RMB24 million, representing a 14.3% year-over-year decrease.

For the full year of 2023, revenue from manachised and franchised hotels was RMB7.7 billion (US$1.1 billion), representing a 74.7% year-over-year increase. These hotels accounted for 35.2% of revenue, compared to 31.8% of revenue for the full year of 2022. Revenue from our Legacy-Huazhu manachised and franchised hotels for the full year of 2023 was RMB7.6 billion, representing a 75.7% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB116 million (US$16 million) in the fourth quarter of 2023, compared to RMB98 million in the fourth quarter of 2022 and RMB142 million in the previous quarter.

For the full year of 2023, other revenue was RMB392 million (US$55 million), compared to RMB309 million for the full year of 2022.

(RMB in millions)	Q4 2022	Q3 2023	Q4 2023	2022FY	2023FY
Operating costs and expenses:
Hotel operating costs	(3,430)	(3,613)	(3,996)	(12,260)	(14,341)
Other operating costs	(22)	(7)	(10)	(62)	(34)
Selling and marketing expenses	(169)	(289)	(326)	(613)	(1,072)
General and administrative expenses	(440)	(539)	(644)	(1,675)	(2,086)
Pre-opening expenses	(14)	(11)	(3)	(95)	(35)
Total operating costs and expenses	(4,075)	(4,459)	(4,979)	(14,705)	(17,568)

Hotel operating costs in the fourth quarter of 2023 were RMB4.0 billion (US$563 million), compared to RMB3.4 billion in the fourth quarter of 2022 and RMB3.6 billion in the previous quarter. The year-over-year cost increase was mainly due to our business recovery, as well as less rental reduction. The quarter-over-quarter cost increase was mainly attributable to an impairment loss of RMB362 million booked in the fourth quarter of 2023, compared to RMB5 million impairment loss in the previous quarter. Hotel operating costs from the Legacy-Huazhu segment in the fourth quarter of 2023 were RMB2.9 billion, which represented 67.0% of revenue, compared to RMB2.4 billion or 88.7% of the revenue in the fourth quarter of 2022 and RMB2.7 billion or 52.0% of revenue for the previous quarter.

For the full year of 2023, hotel operating costs were RMB14.3 billion (US$2.0 billion), compared to RMB12.3 billion for the full year of 2022. Hotel operating costs from Legacy-Huazhu for the full year of 2023 were RMB10.5 billion, which represented 60.4% of revenue, compared to 86.1% for the full year of 2022.

Selling and marketing expenses in the fourth quarter of 2023 were RMB326 million (US$46 million), compared to RMB169 million in the fourth quarter of 2022 and RMB289 million in the previous quarter. The year-over-year expense increase was mainly due to higher commissions and promotional expenses associated with business recovery. Selling and marketing expenses from the Legacy-Huazhu segment in the fourth quarter of 2023 were RMB202 million, which represented 4.6% of revenue, compared to RMB88 million or 3.2% of revenue in the fourth quarter of 2022, and RMB177 million or 3.5% of revenue in the previous quarter.

For the full year of 2023, selling and marketing expenses were RMB1.1 billion (US$151 million), compared to RMB613 million for the full year of 2022. Selling and marketing expenses from Legacy-Huazhu for the full year of 2023 were RMB649 million, which represented 3.7% of revenue, compared to RMB336 million or 3.2% of revenue for the full year of 2022.

General and administrative expenses in the fourth quarter of 2023 were RMB644 million (US$91 million), compared to RMB440 million in the fourth quarter of 2022 and RMB539 million in the previous quarter. The year-over-year expense increases were mainly attributable to higher headquarters personnel costs along with our business recovery. General and administrative expenses from the Legacy-Huazhu segment in the fourth quarter of 2023 were RMB484 million, which represented 11.0% of revenue, compared to RMB320 million or 11.6% in the fourth quarter of 2022 and RMB417 million or 8.2% for the previous quarter.

For the full year of 2023, general and administrative expenses were RMB2.1 billion (US$294 million), compared to RMB1.7 billion for the full year of 2022. General and administrative expenses from Legacy-Huazhu for the full year of 2023 were RMB1.6 billion, which represented 9.0% of revenue, compared to RMB1.3 billion or 11.8% of revenue for the full year of 2022.

Pre-opening expenses in the fourth quarter of 2023 were primarily related to the Legacy-Huazhu segment and totaled RMB3 million, compared to RMB14 million in the fourth quarter of 2022 and RMB11 million in the previous quarter. The decrease was attributable to more selective openings of leased and owned hotels.

Pre-opening expenses for the full year of 2023 were RMB35 million (US$5 million), compared to RMB95 million for the full year of 2022. Pre-opening expenses from Legacy-Huazhu as a percentage of revenue were 0.2% for the full year of 2023, compared to 0.9% for the full year of 2022.

Other operating income, net in the fourth quarter of 2023 was RMB155 million (US$22 million), compared to RMB276 million in the fourth quarter of 2022 and RMB80 million in the previous quarter.

Other operating income, net for the full year of 2023 was RMB404 million (US$57 million), compared to RMB549 million for the full year of 2022.

Income from operations in the fourth quarter of 2023 was RMB757 million (US$106 million), compared to losses from operations of RMB93 million in the fourth quarter of 2022 and income from operations of RMB1.9 billion in the previous quarter. Income from operations from the Legacy-Huazhu segment in the fourth quarter of 2023 was RMB821 million, compared to losses from operations of RMB3 million in the fourth quarter of 2022 and income from operations of RMB1.9 billion in the previous quarter. The Legacy-DH segment had losses from operations of RMB64 million in the fourth quarter of 2023, compared to losses from operations of RMB90 million in the fourth quarter of 2022 and income from operations of RMB3 million in the previous quarter.

Income from operations for the full year of 2023 was RMB4.7 billion (US$662 million), compared to losses from operation of RMB294 million for the full year of 2022. Income from operations from Legacy-Huazhu for the full year of 2023 was RMB4.9 billion, compared to RMB51 million for the full year of 2022. Loss from operations from Legacy-DH for the full year of 2023 was RMB185 million, compared to losses of RMB345 million for the full year of 2022.

Operating margin, defined as income from operations as a percentage of revenue, was 13.6% in the fourth quarter of 2023, compared with a negative 2.5% in the fourth quarter of 2022 and 30.4% for the previous quarter. Operating margin from the Legacy-Huazhu segment in the fourth quarter of 2023 was 18.7%, compared with a negative 0.1% in the fourth quarter of 2022 and 37.3% in the previous quarter.

Operating margin for the full year of 2023 was 21.5%, compared with a negative 2.1% for the full year of 2022. Operating margin from Legacy-Huazhu for the full year of 2023 was 28.1%, compared with 0.5% for the full year of 2022.

Other income, net in the fourth quarter of 2023 was RMB2 million, compared to an expense of RMB65 million in the fourth quarter of 2022 and an income of RMB24 million for the previous quarter.

Other income, net for the full year of 2023 was RMB573 million (US$81 million) which was mainly due to gains from selling Accor shares, compared to RMB10 million for the full year of 2022.

Gains from fair value changes of equity securities in the fourth quarter of 2023 were RMB124 million (US$18 million), compared to gains of RMB140 million in the fourth quarter of 2022, and losses of RMB9 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investment in equity securities with readily determinable fair values.

For the full year of 2023, gains from fair value changes of equity securities were RMB109 million (US$15 million), compared to losses of RMB359 million for the full year of 2022, which were mainly due to gains from fair value changes of UBOX in 2023 as well as losses from holding Accor shares in 2022. We sold all of the Company’s holdings of Accor shares in March 2023.

Income tax expense in the fourth quarter of 2023 was RMB281 million (US$39 million), compared to RMB203 million in the fourth quarter of 2022 and RMB421 million in the previous quarter.

For the full year of 2023, income tax expense was RMB1.2 billion (US$168 million), compared to RMB207 million for the full year of 2022.

Net income attributable to H World Group Limited in the fourth quarter of 2023 was RMB743 million (US$105 million), compared with a net loss attributable to H World Group Limited of RMB124 million in the fourth quarter of 2022 and net income attributable to H World Group Limited of RMB1.3 billion in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB827 million in the fourth quarter of 2023, compared with a net loss attributable to H World Group Limited from the Legacy-Huazhu segment of RMB84 million in the fourth quarter of 2022 and net income attributable to H World Group Limited from the Legacy-Huazhu segment of RMB1.4 billion in the previous quarter.

Net income attributable to H World Group Limited for the full year of 2023 was RMB4.1 billion (US$575 million), compared with a net loss attributable to H World Group Limited of RMB1.8 billion for the full year of 2022. Net income attributable to H World Group Limited from Legacy-Huazhu for the full year of 2023 was RMB4.4 billion, compared to a net loss attributable to H World Group Limited of RMB1.4 billion for the full year of 2022.

EBITDA (non-GAAP) in the fourth quarter of 2023 was RMB1.4 billion (US$191 million), compared with RMB529 million in the fourth quarter of 2022 and RMB2.1 billion in the previous quarter. Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses and gains (losses) from fair value changes of equity securities from EBITDA (non-GAAP), was RMB1.3 billion (US$178 million) in the fourth quarter of 2023, compared with RMB398 million in the fourth quarter of 2022 and RMB2.2 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.3 billion in the fourth quarter of 2023, compared with RMB397 million in the fourth quarter of 2022 and RMB2.1 billion in the previous quarter.

EBITDA (non-GAAP) for the full year of 2023 was RMB6.8 billion (US$961 million), compared to RMB164 million for the full year of 2022. Excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the full year of 2023 was RMB6.9 billion (US$966 million), compared with RMB610 million for the full year of 2022. The adjusted EBITDA from Legacy-Huazhu for the full year of 2023 was RMB6.8 billion, compared with RMB728 million for the full year of 2022.

Cash flow. Operating cash inflow in the fourth quarter of 2023 was RMB2.4 billion (US$339 million). Investing cash outflow in the fourth quarter of 2023 was RMB277 million (US$38 million). Financing cash outflow in the fourth quarter of 2023 was RMB744 million (US$105 million).

Operating cash inflow for the full year of 2023 was RMB7.7 billion (US$1.1 billion), compared to RMB1.6 billion for the full year of 2022. Investing cash outflow for the full year of 2023 was RMB1.5 billion (US$207 million), compared to RMB522 million for the full year of 2022. Financing cash outflow for the full year of 2023 was RMB3.7 billion (US$523 million), compared to RMB1.4 billion for the full year of 2022.

Cash, cash equivalents and restricted cash. As of December 31, 2023, the Company had a total balance of cash and cash equivalents of RMB6.9 billion (US$978 million) and restricted cash of RMB764 million (US$108 million).

Debt financing. As of December 31, 2023, the Company had a total debt and net cash balance of RMB5.3 billion (US$749 million) and RMB2.4 billion (US$337 million), respectively; the unutilized credit facility available to the Company was RMB2.8 billion.

Guidance

For the first quarter of 2024, H World expects its revenue growth to be in the range of 12%-16% compared to the first quarter of 2023, or in the range of 11%-15% excluding DH.

For the full year of 2024, H World expects revenue growth to be in the range of 8%-12% compared to the full year of 2023, or in the range of 8%-12% excluding DH.

For the full year of 2024, H World expects to open around 1,800 hotels and close around 650 hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Wednesday, March 20, 2024 (9 a.m. Hong Kong time on Thursday, March 21, 2024) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI6c40e138e35f49faab0334b5e7db2048. Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/55zwtf8m or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and gains (losses) from fair value changes of equity securities is that share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and gains (losses) from fair value changes of equity securities helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses and gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that gains and losses from changes in fair value of equity securities are generally less significant in understanding the Company’s reported results or evaluating the economic performance of its businesses. These gains and losses have caused and may continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2023, H World operated 9,394 hotels with 912,444 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2023, H World operates 11 percent of its hotel rooms under the lease and ownership model, and 89 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2022	December 31, 2023
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	3,583	6,946	978
Restricted cash	1,503	764	108
Short-term investments	1,788	2,189	308
Accounts receivable, net	1,113	755	106
Loan receivables - current, net	134	184	26
Amounts due from related parties, current	178	210	30
Inventories	70	59	8
Other current assets, net	809	949	134
Total current assets	9,178	12,056	1,698

Property and equipment, net	6,784	6,097	859
Intangible assets, net	5,278	5,280	744
Operating lease right-of-use assets	28,970	25,658	3,614
Finance lease right-of-use assets	2,047	2,171	306
Land use rights, net	199	181	25
Long-term investments	1,945	2,564	361
Goodwill	5,195	5,318	749
Amounts due from related parties, non-current	6	25	3
Loan receivables, net	124	163	23
Other assets, net	688	663	93
Deferred tax assets	1,093	1,043	147
Assets held for sale	-	2,313	326
Total assets	61,507	63,532	8,948

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,288	4,049	570
Accounts payable	1,171	1,019	143
Amounts due to related parties	71	77	11
Salary and welfare payables	657	1,067	150
Deferred revenue	1,308	1,637	231
Operating lease liabilities, current	3,773	3,609	508
Finance lease liabilities, current	41	45	6
Accrued expenses and other current liabilities	2,337	3,261	459
Dividends payable	-	2,085	294
Income tax payable	500	562	78
Total current liabilities	13,146	17,411	2,450

Long-term debt	6,635	1,265	179
Operating lease liabilities, non-current	27,637	24,215	3,411
Finance lease liabilities, non-current	2,513	2,697	380
Deferred revenue	828	1,072	151
Other long-term liabilities	977	1,118	157
Deferred tax liabilities	858	845	119
Retirement benefit obligations	110	124	18
Liabilities held for sale	-	2,536	358
Total liabilities	52,704	51,283	7,223

Equity:
Ordinary shares	0	0	0
Treasury shares	(441)	(906)	(128)
Additional paid-in capital	10,138	11,861	1,671
Retained earnings	(1,200)	794	112
Accumulated other comprehensive income	232	386	54
Total H World Group Limited shareholders' equity	8,729	12,135	1,709
Noncontrolling interest	74	114	16
Total equity	8,803	12,249	1,725
Total liabilities and equity	61,507	63,532	8,948

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0999 on December 29, 2023, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	2,450	3,878	3,453	486	9,148	13,796	1,943
Manachised and franchised hotels	1,158	2,268	2,016	284	4,405	7,694	1,084
Others	98	142	116	16	309	392	55
Total revenue	3,706	6,288	5,585	786	13,862	21,882	3,082

Operating costs and expenses:
Hotel operating costs:
Rents	(956)	(1,118)	(1,033)	(146)	(3,927)	(4,290)	(604)
Utilities	(162)	(185)	(160)	(23)	(603)	(685)	(97)
Personnel costs	(981)	(1,186)	(1,331)	(187)	(3,683)	(4,684)	(660)
Depreciation and amortization	(351)	(330)	(320)	(45)	(1,414)	(1,329)	(187)
Consumables, food and beverage	(289)	(353)	(361)	(51)	(1,026)	(1,327)	(187)
Others	(691)	(441)	(791)	(111)	(1,607)	(2,026)	(286)
Total hotel operating costs	(3,430)	(3,613)	(3,996)	(563)	(12,260)	(14,341)	(2,021)
Other operating costs	(22)	(7)	(10)	(1)	(62)	(34)	(5)
Selling and marketing expenses	(169)	(289)	(326)	(46)	(613)	(1,072)	(151)
General and administrative expenses	(440)	(539)	(644)	(91)	(1,675)	(2,086)	(294)
Pre-opening expenses	(14)	(11)	(3)	(0)	(95)	(35)	(5)
Total operating costs and expenses	(4,075)	(4,459)	(4,979)	(701)	(14,705)	(17,568)	(2,476)
Goodwill impairment loss	-	-	(4)	(1)	-	(4)	(1)
Other operating income (expense), net	276	80	155	22	549	404	57
Income (loss) from operations	(93)	1,909	757	106	(294)	4,714	662
Interest income	27	62	85	12	87	248	35
Interest expense	(117)	(85)	(76)	(11)	(409)	(385)	(54)
Other income (expense), net	(65)	24	2	0	10	573	81
Gains (losses) from fair value changes of equity securities	140	(9)	124	18	(359)	109	15
Foreign exchange gains (losses)	181	(148)	140	20	(641)	90	13
Income (loss) before income taxes	73	1,753	1,032	145	(1,606)	5,349	752
Income tax (expense) benefit	(203)	(421)	(281)	(39)	(207)	(1,204)	(168)
Income (Loss) from equity method investments	3	20	(8)	(1)	(36)	(14)	(2)
Net income (loss)	(127)	1,352	743	105	(1,849)	4,131	582
Net (income) loss attributable to noncontrolling interest	3	(15)	(0)	(0)	28	(46)	(7)
Net income (loss) attributable to H World Group Limited	(124)	1,337	743	105	(1,821)	4,085	575

Gains (losses) arising from defined benefit plan, net of tax	22	-	(9)	(1)	22	(9)	(1)
Gains(losses) from fair value changes of debt securities, net of tax	57	-	(31)	(4)	57	(12)	(2)
Foreign currency translation adjustments, net of tax	82	(24)	(23)	(3)	112	175	25
Comprehensive income (loss)	34	1,328	680	97	(1,658)	4,285	604
Comprehensive (income) loss attributable to noncontrolling interest	3	(15)	(0)	(0)	28	(46)	(7)
Comprehensive income (loss) attributable to H World Group Limited	37	1,313	680	97	(1,630)	4,239	597

Earnings (Losses) per share:
Basic	(0.04)	0.42	0.23	0.03	(0.59)	1.28	0.18
Diluted	(0.04)	0.41	0.23	0.03	(0.59)	1.25	0.18

Earnings (Losses) per ADS:
Basic	(0.40)	4.19	2.33	0.33	(5.85)	12.83	1.81
Diluted	(0.40)	4.07	2.31	0.33	(5.85)	12.55	1.77

Weighted average number of shares used in computation:
Basic	3,109,528,097	3,188,274,127	3,182,802,226	3,182,802,226	3,111,196,757	3,183,163,131	3,183,163,131
Diluted	3,109,528,097	3,355,586,429	3,217,737,686	3,217,737,686	3,111,196,757	3,351,421,211	3,351,421,211

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(127)	1,352	743	105	(1,849)	4,131	582
Share-based compensation	9	44	38	5	87	143	20
Depreciation and amortization, and other	369	358	346	49	1,513	1,448	204
Impairment loss	390	5	430	61	491	516	73
Loss (income) from equity method investments, net of dividends	(3)	(18)	8	1	85	72	10
Investment (income) loss and foreign exchange (gain) loss	(362)	167	(452)	(64)	662	(925)	(130)
Changes in operating assets and liabilities	1,008	(583)	1,359	191	166	2,508	352
Other	(242)	(144)	(61)	(9)	409	(219)	(31)
Net cash provided by (used in) operating activities	1,042	1,181	2,411	339	1,564	7,674	1,080

Investing activities:
Capital expenditures	(229)	(196)	(313)	(44)	(1,053)	(901)	(127)
Acquisitions, net of cash received	2	-	(0)	(0)	(57)	(0)	(0)
Purchase of investments	(23)	(1,846)	(700)	(99)	(401)	(3,509)	(494)
Proceeds from maturity/sale and return of investments	370	-	771	109	937	2,972	419
Loan advances	(30)	(48)	(140)	(20)	(182)	(262)	(37)
Loan collections	52	39	36	5	224	147	21
Other	7	2	69	11	10	76	11
Net cash provided by (used in) investing activities	149	(2,049)	(277)	(38)	(522)	(1,477)	(207)

Financing activities:
Net proceeds from issuance of ordinary shares	-	-	-	-	-	1,973	278
Payment of share repurchase	-	-	(848)	(119)	(334)	(848)	(119)
Proceeds from debt	2,288	71	370	52	7,101	1,169	165
Repayment of debt	(3,670)	(666)	(204)	(29)	(7,781)	(5,862)	(826)
Dividend paid	-	-	-	-	(416)	-	-
Other	(19)	(18)	(62)	(9)	36	(152)	(21)
Net cash provided by (used in) financing activities	(1,401)	(613)	(744)	(105)	(1,394)	(3,720)	(523)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	79	(59)	41	6	297	164	22
Net increase (decrease) in cash, cash equivalents and restricted cash, including cash classified within assets held for sale	(131)	(1,540)	1,431	202	(55)	2,641	372
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	-	-	17	2	-	17	2
Cash, cash equivalents and restricted cash at the beginning of the period	5,217	7,836	6,296	886	5,141	5,086	716
Cash, cash equivalents and restricted cash at the end of the period	5,086	6,296	7,710	1,086	5,086	7,710	1,086

H World Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(124)	1,337	743	105	(1,821)	4,085	575
Share-based compensation expenses	9	44	38	5	87	143	20
(Gains) losses from fair value changes of equity securities	(140)	9	(124)	(18)	359	(109)	(15)
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	(255)	1,390	657	92	(1,375)	4,119	580

Adjusted earnings (losses) per share (non-GAAP)
Basic	(0.08)	0.44	0.21	0.03	(0.44)	1.29	0.18
Diluted	(0.08)	0.42	0.20	0.03	(0.44)	1.26	0.18

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	(0.82)	4.36	2.06	0.29	(4.42)	12.94	1.82
Diluted	(0.82)	4.23	2.04	0.29	(4.42)	12.65	1.78

Weighted average number of shares used in computation
Basic	3,109,528,097	3,188,274,127	3,182,802,226	3,182,802,226	3,111,196,757	3,183,163,131	3,183,163,131
Diluted	3,109,528,097	3,355,586,429	3,217,737,686	3,217,737,686	3,111,196,757	3,351,421,211	3,351,421,211

	Quarter Ended				Year Ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	(124)	1,337	743	105	(1,821)	4,085	575
Interest income	(27)	(62)	(85)	(12)	(87)	(248)	(35)
Interest expense	117	85	76	11	409	385	54
Income tax expense	203	421	281	39	207	1,204	168
Depreciation and amortization	360	352	341	48	1,456	1,414	199
EBITDA (non-GAAP)	529	2,133	1,356	191	164	6,840	961
Share-based compensation	9	44	38	5	87	143	20
(Gains) losses from fair value changes of equity securities	(140)	9	(124)	(18)	359	(109)	(15)
Adjusted EBITDA (non-GAAP)	398	2,186	1,270	178	610	6,874	966

H World Group Limited

Segment Financial Summary

	Quarter Ended December 31, 2022		Quarter Ended September 30, 2023		Quarter Ended December 31, 2023
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	1,537	913	2,748	1,130	2,288	1,165
Manachised and franchised hotels	1,130	28	2,238	30	1,992	24
Others	90	8	127	15	104	12
Revenue	2,757	949	5,113	1,175	4,384	1,201

Depreciation and amortization	295	65	286	66	282	59
Adjusted EBITDA	397	1	2,131	55	1,270	0

H World Group Limited

Segment Financial Summary

	Year Ended December 31, 2022		Year Ended December 31, 2023
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB
	(in millions)		(in millions)
Leased and owned hotels	6,062	3,086	9,522	4,274
Manachised and franchised hotels	4,324	81	7,596	98
Others	269	40	320	72
Revenue	10,655	3,207	17,438	4,444

Depreciation and amortization	1,212	244	1,166	248
Adjusted EBITDA	728	(118)	6,787	87

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2023	Closed (2) in Q4 2023	Net added in Q4 2023	As of December 31, 2023	As of December 31, 2023
Leased and owned hotels	4	(5)	(1)	607	86,691
Manachised and franchised hotels	456	(220)	236	8,656	798,939
Total	460	(225)	235	9,263	885,630

(1)	Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2023, we temporarily closed 18 hotels for brand upgrade and business model change purposes.

	As of December 31, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,968	1,106
Leased and owned hotels	329	0
Manachised and franchised hotels	4,639	1,106
Midscale, upper-midscale hotels and others	4,295	1,955
Leased and owned hotels	278	9
Manachised and franchised hotels	4,017	1,946
Total	9,263	3,061

Operational hotels excluding hotels under requisition

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	279	406	356	27.7%
Manachised and franchised hotels	236	314	276	17.1%
Blended	240	324	284	18.3%
Occupancy rate (as a percentage)
Leased and owned hotels	63.1%	87.8%	83.7%	+20.6 p.p.
Manachised and franchised hotels	66.6%	85.7%	80.1%	+13.5 p.p.
Blended	66.2%	85.9%	80.5%	+14.3 p.p.
RevPAR (in RMB)
Leased and owned hotels	176	356	298	69.4%
Manachised and franchised hotels	157	269	221	40.9%
Blended	159	278	229	43.8%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	277	356	28.4%
Manachised and franchised hotels	223	276	24.1%
Blended	232	284	22.5%
Occupancy rate (as a percentage)
Leased and owned hotels	84.7%	83.7%	-1.1 p.p.
Manachised and franchised hotels	81.6%	80.1%	-1.5 p.p.
Blended	82.2%	80.5%	-1.7 p.p.
RevPAR (in RMB)
Leased and owned hotels	235	298	26.8%
Manachised and franchised hotels	182	221	21.8%
Blended	191	229	20.0%

Operational hotels excluding hotels under requisition

	For full year ended
	December 31,	December 31,	yoy
	2022	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	272	372	36.9%
Manachised and franchised hotels	231	290	25.3%
Blended	236	299	26.6%
Occupancy rate (as a percentage)
Leased and owned hotels	63.9%	82.8%	+18.9 p.p.
Manachised and franchised hotels	67.1%	80.8%	+13.8 p.p.
Blended	66.7%	81.1%	+14.4 p.p.
RevPAR (in RMB)
Leased and owned hotels	174	308	77.4%
Manachised and franchised hotels	155	234	51.0%
Blended	157	242	53.9%

	For full year ended
	December 31,	December 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	276	372	34.5%
Manachised and franchised hotels	224	290	29.1%
Blended	234	299	27.4%
Occupancy rate (as a percentage)
Leased and owned hotels	87.0%	82.8%	-4.1p.p.
Manachised and franchised hotels	83.8%	80.8%	-2.9p.p.
Blended	84.4%	81.1%	-3.3p.p.
RevPAR (in RMB)
Leased and owned hotels	240	308	28.1%
Manachised and franchised hotels	188	234	24.6%
Blended	198	242	22.4%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter		yoy	For the quarter		yoy	For the quarter		yoy
	December 31,		ended December 31,		change	ended December 31,		change	ended December 31,		change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,641	3,641	129	173	34.5%	184	212	14.9%	69.8%	81.7%	+11.9
Leased and owned hotels	318	318	134	209	56.6%	200	248	24.1%	66.8%	84.3%	+17.5
Manachised and franchised hotels	3,323	3,323	128	168	31.3%	182	206	13.3%	70.2%	81.3%	+11.1
Midscale, upper-midscale hotels and others	2,898	2,898	197	283	44.2%	302	351	16.0%	65.0%	80.8%	+15.8
Leased and owned hotels	250	250	223	370	66.0%	364	445	22.2%	61.3%	83.2%	+22.0
Manachised and franchised hotels	2,648	2,648	193	271	40.5%	294	337	14.4%	65.5%	80.5%	+14.9
Total	6,539	6,539	164	230	40.8%	243	283	16.7%	67.3%	81.2%	+13.9

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the year ended December 31,		yoy change	For the year ended December 31,		yoy change	For the year ended December 31,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,641	3,641	129	186	44.4%	180	225	25.1%	71.5%	82.5%	+11.0
Leased and owned hotels	318	318	135	225	65.9%	196	266	36.0%	69.2%	84.3%	+15.2
Manachised and franchised hotels	3,323	3,323	128	180	41.0%	178	219	23.2%	71.8%	82.2%	+10.4
Midscale, upper-midscale hotels and others	2,898	2,898	198	301	51.9%	304	369	21.7%	65.2%	81.4%	+16.2
Leased and owned hotels	250	250	219	381	74.0%	365	465	27.5%	60.1%	82.0%	+21.9
Manachised and franchised hotels	2,648	2,648	195	288	48.0%	295	354	20.1%	66.0%	81.3%	+15.3
Total	6,539	6,539	163	244	49.4%	239	298	24.6%	68.3%	81.9%	+13.6

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2023	Closed in Q4 2023	Net added in Q4 2023	As of December 31, 2023(4)	As of December 31, 2023	As of December 31, 2023
Leased hotels	2	-	2	84	16,303	21
Manachised and franchised hotels	-	-	-	47	10,511	16
Total	2	-	2	131	26,814	37

(3) Legacy-DH refers to DH.

(4) As of December 31, 2023, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	114	113	118	3.1%
Manachised and franchised hotels	134	116	111	-17.3%
Blended	122	114	115	-5.9%
Occupancy rate (as a percentage)
Leased hotels	60.0%	71.4%	64.7%	+4.7 p.p.
Manachised and franchised hotels	58.3%	65.5%	62.6%	+4.3 p.p.
Blended	59.3%	69.0%	63.8%	+4.5 p.p.
RevPAR (in EUR)
Leased hotels	68	81	76	11.2%
Manachised and franchised hotels	78	76	69	-11.2%
Blended	72	79	73	1.3%

	For full year ended
	December 31,	December 31,	yoy
	2022	2023	change
Average daily room rate (in EUR)
Leased and owned hotels	110	115	4.6%
Manachised and franchised hotels	113	110	-3.2%
Blended	111	113	1.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	56.0%	64.7%	+8.7 p.p.
Manachised and franchised hotels	56.4%	61.6%	+5.1 p.p.
Blended	56.2%	63.4%	+7.2 p.p.
RevPAR (in EUR)
Leased and owned hotels	61	74	20.9%
Manachised and franchised hotels	64	67	5.6%
Blended	62	71	14.5%

Hotel Portfolio by Brand

	As of December 31, 2023
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	4,984	407,657	1,121
HanTing Hotel	3,598	317,647	731
Hi Inn	471	24,431	180
Ni Hao Hotel	269	20,009	177
Elan Hotel	404	21,012	1
Ibis Hotel	226	22,659	17
Zleep Hotels	16	1,899	15
Midscale hotels	3,543	379,614	1,503
Ibis Styles Hotel	105	10,607	24
Starway Hotel	670	55,786	228
JI Hotel	2,116	244,175	936
Orange Hotel	652	69,046	315
Upper midscale hotels	704	98,508	397
Crystal Orange Hotel	183	23,664	119
CitiGO Hotel	35	5,308	4
Manxin Hotel	137	12,678	69
Madison Hotel	90	11,704	64
Mercure Hotel	164	25,803	58
Novotel Hotel	23	5,763	17
IntercityHotel(5)	63	12,219	64
MAXX(6)	9	1,369	2
Upscale hotels	137	21,046	69
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	63	2,791	56
Grand Mercure Hotel	10	2,039	2
Steigenberger Hotels & Resorts(7)	54	14,395	10
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	2
Song Hotels	7	513	-
Others	10	3,259	6
Other hotels(9)	10	3,259	6
Total	9,394	912,444	3,098

(5)	As of December 31, 2023, 9 operational hotels and 53 pipeline hotels of IntercityHotel were in China.

(6)	As of December 31, 2023, 4 operational hotels and 2 pipeline hotels of MAXX were in China.

(7)	As of December 31, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of December 31, 2023, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).